Exhibit 8.1

Subsidiaries of Magnitude International Ltd

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation

Elec Power Ltd	British Virgin Islands

BNL Engineering Private Limited	Singapore

Herlin Pte. Ltd.	Singapore